UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

9 December 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F	☒	FORM 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES	☐	NO	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TPG ANALYST DAY ON “STRATEGY MATTERS” WITH FULL BOARD, 7 December 2004

TNT Logistics wins DaimlerChrysler contract, 8 December 2004

7 December 2004

TPG ANALYST DAY ON “STRATEGY MATTERS” WITH FULL BOARD

Today, TPG holds its annual Analyst Day, hosted by CEO Peter Bakker and the other members of the Board of Management. The location is Rotterdam and the theme “Strategy Matters”.

Marie-Christine Lombard, Group Managing Director TNT Express, will explain strategic initiatives aimed at strengthening the leadership position in Europe and building it in emerging markets. Lombard will show the route to a targeted landmark 10% operating margin in 2007.

Harry Koorstra, Group Managing Director Mail, will focus on the competitive landscape in the Netherlands and strategies for expanding the division’s European Mail Networks. Relevant context is the trend of lower volumes in Dutch domestic mail, with an annual rate of decline estimated at around 3.5 percent in the coming years.

Dave Kulik, Group Managing Director TNT Logistics, will highlight the central role of the Matrix(TM) supply chain technology in the division’s growth strategy, as a means to expand its leading position in the automotive and other sectors.

Jan Haars, Group CFO, will give an update on TPG’s group finance strategy.

Other presenters during the day include Ken McCall, CEO of TNT China, and Jeff Hoogesteger, responsible for TNT’s freight management strategy.

The presentations will be available on the website www.tpg.com and it will also be possible to follow the Analyst Day (starting at 10.45 AM Amsterdam time) through a live web cast.

8 December 2004

TNT Logistics wins DaimlerChrysler contract

DaimlerChrysler UK Limited has awarded TNT Logistics a five year, multi-million pound contract to manage aftermarket distribution of the group’s automotive parts throughout the UK.

The group’s product portfolio incorporates Mercedes-Benz: passenger cars, commercial vehicles and Unimog; Chrysler: passenger cars; Jeep: passenger cars; smart: passenger cars and Mitsubishi: commercial vehicles (Canter).

The contract, involving distribution of spare parts to around 300 dealers nationwide, will commence in April 2005. It will operate from DaimlerChrysler’s European Logistics Centre (ELC) and central distribution facility in Milton Keynes. TNT Logistics will utilise its extensive support network to facilitate the operation.

TNT Logistics will make deliveries throughout the night, with dealerships receiving parts before 8am.  The new service is being introduced to provide an optimum supply chain solution for DaimlerChrysler - which aims to deliver the finest automotive experience in the UK.

Danny Cunningham, DaimlerChrysler’s ELC Logistics Manager, says: “Having spent the past eight months conducting an in-depth study of best practice in the logistics aftermarket, I am totally convinced that we have chosen the ideal partner to assist us in providing an exceptional level of service.

“TNT Logistics has shown through their innovation, creative thinking, people management and automotive expertise that they can deliver not only our product but the all important WOW factor to our dealer network.”

Neil Crossthwaite, Managing Director, TNT Logistics UK, says: “We are delighted to have won this important contract with DaimlerChrysler. They have recognised the value of our expertise in the automotive aftermarket and we are confident that we can help deliver further improvements to provide their customers with leading edge service.”

In September DaimlerChrysler awarded TNT Logistics in North America the Auburn Hills Gold Award for the third consecutive year in recognition of outstanding performance.

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs appr. 40,000 people, who are operating in 39 countries, managing over 7.1 million square metres of warehouse space. In 2003, TNT Logistics reported sales of €3.735 billion. The TNT Logistics web site address is: www.tntlogistics.com.

DaimlerChrysler website address: www.daimlerchryler.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 9 December 2004